UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. ___)1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cadence Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

12738T 10 0

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12738T 10 0	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,053,174
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,053,174
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,053,174
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  2  of  13  Pages

CUSIP No. 12738T 10 0	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,053,174
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,053,174
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,053,174
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  3  of  13  Pages

CUSIP No. 12738T 10 0	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Management LLC [_________________]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 12,500
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 12,500
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  4  of  13  Pages

CUSIP No. 12738T 10 0	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,065,674
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,065,674
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,065,674
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  5  of  13  Pages

CUSIP No. 12738T 10 0	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,000*
	6.	SHARED VOTING POWER 3,065,674
	7.	SOLE DISPOSITIVE POWER 15,000*
	8.	SHARED DISPOSITIVE POWER 3,065,674
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,674*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Includes 15,000 shares subject to currently exercisable stock options.

Page  6  of  13  Pages

CUSIP No. 12738T 10 0	13G

Item 1(a).      Name of Issuer.

Cadence Pharmaceuticals, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 12730 High Bluff Drive, Suite 410, San Diego, California 92130.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company and stock options to purchase shares of common stock of the Company (collectively, the “Shares”).

(i)           ProQuest Investments III, L.P. a Delaware limited partnership (“Investments III”), with respect to Shares beneficially owned by it;

(ii)          ProQuest Associates III LLC, a Delaware limited liability company (“Associates III”), as General Partner of Investments III, with respect to Shares beneficially owned by Investments III;

(iii)         ProQuest Management LLC, a Delaware limited liability company (“Management”), with respect to Shares beneficially owned by it;

(vi)         Jay Moorin, an individual and a member of Associates III and Management (“Moorin”), with respect to Shares beneficially owned by Investments III and Management; and

(v)          Alain Schreiber, an individual and a member of Associates III and Management (“Schreiber”), with respect to Shares beneficially owned by Investments III, Management and himself.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

Item 2(c).	Citizenship.

Mr. Moorin is a United States citizen. Mr. Schreiber is a United States resident alien. Investments III is a Delaware limited partnership organized under the laws of the State of Delaware. Associates III and Management are Delaware limited liability companies organized under the laws of the State of Delaware.

Page  7  of  13  Pages

CUSIP No. 12738T 10 0	13G

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number.

12738T 10 0

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentages used herein are calculated based upon 29,013,294 shares issued and outstanding as of November 20, 2006, based upon the Company’s Form 10-QSB for the quarter ended September 30, 2006. As of the close of business on December 31, 2006, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	ProQuest Investments III, L.P.
(a)	Amount beneficially owned: 3,053,174

Page  8  of  13  Pages

CUSIP No. 12738T 10 0	13G

(b)	Percent of class: 10.5%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,053,174
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,053,174
B.	ProQuest Associates III LLC
(a)	Amount beneficially owned: 3,053,174
(b)	Percent of class: 10.5%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,053,174
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,053,174
C.	ProQuest Management LLC
(a)	Amount beneficially owned: 12,500
(b)	Percent of class: 0.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 12,500
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 12,500
D.	Jay Moorin
(a)	Amount beneficially owned: 3,065,674
(b)	Percent of class: 10.6%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,065,674

Page  9  of  13  Pages

CUSIP No. 12738T 10 0	13G

	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,065,674
E.	Alain Schreiber
(a)	Amount beneficially owned: 3,080,674
(b)	Percent of class: 10.6%
(c)	(i)	Sole power to vote or direct the vote: 15,000
	(ii)	Shared power to vote or direct the vote: 3,065,674
	(iii)	Sole power to dispose or direct the disposition: 15,000
	(iv)	Shared power to dispose or direct the disposition: 3,065,674

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

Page  10  of  13  Pages

CUSIP No. 12738T 10 0	13G

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page  11  of  13  Pages

CUSIP No. 12738T 10 0	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2007
/s/ Pasquale DeAngelis
Pasquale DeAngelis, as a member of ProQuest Associates III LLC and on behalf of ProQuest Investments III, L.P., and as a member of ProQuest Management LLC

*
Jay Moorin, individually
*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact Power of attorney filed herewith

Page  12  of  13  Pages

CUSIP No. 12738T 10 0	13G

EXHIBIT INDEX

Exhibit Number	Exhibit Description

24.1	Powers of Attorney

99.1	Joint Filing Agreement

Page  13  of  13  Pages